

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

November 9, 2016

Mr. Richard Tyrrell
Chief Executive and Chief Financial Officer
Hoegh LNG Partners LP
Wessex House, 5th Floor
45 Reid Street
Hamilton, HM 12 Bermuda

> **Re: Hoegh LNG Partners LP**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed April 28, 2016**
> **File No. 001-36588**

Dear Mr. Tyrrell:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure